August 9, 2011

Mr. Mark Webb

Legal Branch Chief

Securities and Exchange Commission

Washington, D.C.  20549

RE:

Letter Dated July 28, 2011

Genesis Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Form 10-Q for Fiscal Quarter Ended March 31, 2011

File No. 333-103331

Dear Mr. Webb:

We have spoken with Erin Purnell in your office and requested an extension of time in order to respond to the Staff’s comment letter dated July 28, 2011 concerning our periodic reports.

We believe that we will be able to complete and file our responses on, or before August 25, 2011.

Sincerely,

/s/ Michael A. Kirk

_______________________

Name:  Michael A. Kirk

Title:  Co-president, CEO